UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces General Ordinary and Extraordinary Shareholders’ Meeting

GUADALAJARA, Mexico, Aug. 02, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced the following:

Pursuant to a resolution adopted by our Board of Directors on July 28, 2021, and in accordance with Articles 180, 181, 182 and other applicable articles of Mexico’s General Commercial Corporations Law and Article 35 of the Company’s by-laws, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., invites its shareholders to the General Ordinary and General Extraordinary Shareholders’ Meetings to be held on September 14, 2021 at 12:00 and 12:30 pm, respectively, in Salon Midtown Ballroom 3, of the Hilton Hotel, located at Av. López Mateos 2405-300, Col. Italia Providencia, Guadalajara, Jalisco, Mexico, to discuss the following:

GENERAL ORDINARY SHAREHOLDERS’ MEETING
MEETING AGENDA

  Proposal to increase the maximum amount allocated for the repurchase of the Company's shares or credit instruments that represent such shares by an additional Ps. 2,000,000,000.00 (TWO BILLION PESOS 00/100 M.N.) in addition to the Ps. 3,000,000,000.00 (THREE BILLION PESOS 00/100 M.N.) repurchase amount that was previously approved at the Annual General Ordinary Shareholders’ Meeting that took place on April 27, 2021. Such amount is to be exercised within the 12-month period following April 27, 2021, in accordance with Article 56, section IV of the Mexican Securities Market Law.

  Appointment and designation of special delegates to appear before a notary public to formalize the resolutions adopted at the meeting. Adoption of resolutions deemed necessary or convenient, to fulfill the decisions adopted in relation to the preceding agenda items.

EXTRAORDINARY SHAREHOLDERS’ MEETING
MEETING AGENDA

  Proposal to reduce the Company’s shareholders’ equity by Ps. 7.80 (SEVEN PESOS 80/100 M.N.) per share outstanding and to be paid within the 12 (TWELVE) months following its approval, and, as a consequence of this reduction, the necessary amendment to Article Six of the Company’s by-laws.

  Proposal to modify the Company’s by-laws in relation with the operating rules of the Acquisitions Committee, specifically Article 29, as follows:

    To allow the Board of Directors to appoint an alternate member to the proprietary member appointed by the Series B shareholders to this Committee.

    To update the threshold amount that must be approved by the Acquisitions Committee in order to be contracted, related to fractions 2), 3) and 6), from U.S. $400,000.00 dollars (FOUR HUNDRED THOUSAND U.S. DOLLARS) to U.S. $600,000.00 dollars (SIX HUNDRED THOUSAND U.S. DOLLARS).

  Proposal to add to Article 21 of the Company’s by-laws, the option to hold Board of Directors sessions by electronic or virtual means, in addition to in-person meetings.

  Appointment and designation of special delegates to appear before a notary public to formalize the resolutions adopted at the meeting. Adoption of the resolutions deemed necessary or convenient, to fulfill the decisions adopted in relation to the preceding agenda items.

Shareholders are reminded that in accordance with Article 36 of the Company’s by-laws, only those shareholders registered in the Company’s share registry as holders of one or more of the Company’s shares will be admitted into the Company’s shareholders’ meetings, and they will be admitted only if they have obtained an admission card. The share registry will close three (3) business days prior to the date of the meeting.

In order to attend the meeting, at least one (1) business day prior to the meeting: (i) shareholders must deposit with the Company their stock certificates, shares or a receipt of deposit of shares from S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) or from a local or foreign financial institution, and (ii) brokerage firms and other depositors at Indeval should present a listing containing the name, address, nationality and number of shares of the shareholders they will represent at the meeting. In exchange for these documents, the Company will issue, in accordance with the Company’s bylaws, an admission card and/or the forms required under Article 49, Section III of the Mexican Securities Market Law to be represented. In order to attend the meeting, shareholders must present the admission card and/or the corresponding form.

Shares deposited for admittance to these meetings will only be returned after the meetings, via a voucher that will be given to the shareholder or his/her representative.

Shareholders may be represented by proxy at the meetings by any person designated by a power of attorney signed before two witnesses or as otherwise authorized by law. However, with respect to the Company’s capital stock traded on a stock exchange, the proxy or proxies may only verify their identities via Company forms. These will be made available to all shareholders, including any stockbrokers, during the period specified in Article 173 of the Mexico’s General Commercial Corporations Law.

Following the publication of this announcement, all shareholders and their legal representatives will have free and immediate access to all information and documents related to each of the topics included in the meeting agendas, as well as all proxy forms that must be presented by persons representing shareholders. These documents will be available at the Company’s offices located at Av. Mariano Otero #1249-B, 6th Floor, Col. Rinconada del Bosque, Guadalajara, Jalisco 44530 or at Arquímedes #19, 4th Floor, Col. Bosque de Chapultepec, 11580, Alcaldía Miguel Hidalgo, Mexico City, Mexico 11580. Shareholders are invited to contact the Company should they have need for any additional information.

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: August 2, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer